April 5, 2010

Mail Stop 3010

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attn: Mr. Tom Kluck
Branch Chief

Re:	Orion Futures Fund L.P. (the “Partnership”)

Form 10-K for the fiscal year ended December 31, 2008

File No. 000-50271

Ladies and Gentlemen:

On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated March 5, 2010 (the “Letter”) to Jerry Pascucci, President and Director of the General Partner. The General Partner responded to the Staff’s first comment letter dated September 17, 2009 to Mr. Jerry Pascucci, President and Director of the General Partner, by a letter filed via EDGAR dated November 23, 2009 (the “Initial Response”). The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Capital Resources, page 23

1.

We have reviewed your response to comment 8 of our letter dated September 17, 2009; however, we continue to believe that additional disclosure would be appropriate. Please revise future filings to include a brief description of how you fund redemptions, similar to the description provided in your response.

Mr. Tom Kluck

April 5, 2010

The General Partner has determined to include in the Partnership’s filings additional disclosure to clarify that redemptions generally are funded out of the Partnership’s cash holdings.

Results of Operations, page 24

2.

We note your response to prior comment 9 and the proposed language in Appendix C to your response letter. Please confirm that in future filings you will discuss the reasons why CGM pays interest on 80% of your average daily equity maintained in cash in your brokerage account. In addition, please disclose and quantify the remaining 20% of the interest that was retained by CGM and explain the purpose of such amount retained by CGM.

The General Partner wishes to make clear that no identifiable amount of interest is “retained by CGM” with respect to the Partnership’s cash balances. As explained on pages 4 and F-17 of the Partnership’s Form 10-K for the fiscal year ended December 31, 2008, pursuant to a customer agreement, Citigroup Global Markets Inc. (“CGM”) has agreed to pay the Partnership interest on 100% of the average daily equity maintained in cash in the Partnership’s brokerage account (and/or its allocable share of the master funds’ brokerage accounts) during each month at a 30-day U.S. Treasury bill rate. If CGM were to place the Partnership’s (and/or a master fund’s) assets in 90-day U.S. Treasury bills, the Partnership would receive its allocable share of 100% of the interest earned on Treasury bills purchased.

3.

We note your response to prior comment 10. We continue to believe that a description of changes in interest income is relevant to the discussion of changes in your net asset value for each period presented. Please revise future filings to clarify how an increase or decrease in interest earned by the Partnership will affect the net asset value of the Partnership. In addition, please describe period to period changes in interest income.

The General Partner has determined to include additional disclosure regarding interest income in the Partnership’s filings. That disclosure will (i) explain that any interest earned by the Partnership will increase the net asset value of the Partnership, and (ii) describe the reasons for any changes in interest income from period to period.

Part III, page 34

Item 10. Directors, Executive Officers and Corporate Governance, page 34

4.

We note your response to prior comment 12. Rule 405 defines the term executive officer, when used with reference to a registrant, to include any person who performs policy making functions for the registrant. It appears that the executive officers of your general partner perform policy making functions for the registrant and therefore should be considered executive officers of the registrant. Please revise future filings to include the Item 401 information for these persons, as previously requested, or provide further analysis of why you believe it is appropriate to omit this disclosure.

Mr. Tom Kluck

April 5, 2010

As indicated in the Initial Response, the General Partner will include in the Partnership’s filings biographical information for the General Partner’s directors and executive officers and the extent of their ownership interest in the Partnership, if any.

* * * *

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727 or James Hannigan of this office at (212) 728-8117.

Very truly yours,

/s/ Rita M. Molesworth

Rita M. Molesworth

cc:	Jennifer Magro

Gabriel Acri

Lisa Eskenazi

James Hannigan